Exhibit 1

Schedule of Transactions by the Reporting Persons

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on December 1, 2023. Unless otherwise indicated, all such transactions were effected in the open market. The Price Per Share is a weighted average price.

Chain of Lakes Investment Fund, LLC

Transaction Date	Shares Sold	Price Per Share	Aggregate Sales Price
11/03/2023	43,671	$10.22	$446,384.93
11/06/2023	10,000	$10.25	$102,497.73
11/14/2023	11,943	$9.87	$117,833.02
11/15/2023	10,370	$10.06	$104,319.86
12/01/2023	22,065	$9.34	$206,009.36